UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 0)*

Western Uranium Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

95984W109

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 95984W109
1	NAMES OF REPORTING PERSONS George E. Glasier
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,023,333
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 5,023,333
	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,023,333
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 26.4%
12	TYPE OF REPORTING PERSON (See Instructions) IN

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Item 1.

(a)	Name of issuer:

Western Uranium Corporation

(b)	Address of issuer’s principal executive offices:

700 – 10 King Street East

Toronto, Ontario M5C 1C3

Canada

Item 2.

(a)	Names of persons filing:

George E. Glasier

(b)	Address of principal business office or, if none, residence:

31127 Highway 90

PO Box 98

Nucla, Colorado 81424

(c)	Citizenship:

USA

(d)	Title of class of securities:

Common Shares

(e)	CUSIP No.:

95984W109

Item 3.

Not applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 5,023,333 shares

(b)	Percent of class: 26.4%

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This percentage was calculated based on a total of 18,886,497 shares outstanding and takes into account that 150,000 common shares beneficially owned are common shares that the reporting person has a right to acquire within 60 days by exercising outstanding options.

(c)	Number of shares as to which the persons have:

(i)	Sole power to vote or to direct the vote:

5,023,333

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

5,023,333

(iv)	Shared power to dispose or to direct the disposition of:

0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [     ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2017

/s/ George Glasier
George Glasier

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